Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212639

STRATEGIC STORAGE TRUST IV, INC.

SUPPLEMENT NO. 6 DATED September 10, 2020

TO THE PROSPECTUS DATED APRIL 30, 2020

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated April 30, 2020, Supplement No. 3 dated July 9, 2020 (which amended and superseded all prior supplements), Supplement No. 4 dated July 20, 2020, and Supplement No. 5 dated August 13, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;
•	an update to the TCF Loan including the addition of a property as collateral and an increase to the loan commitment;
•	an update to our risk factors; and
•	our distribution authorization for September 2020.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective.

As previously announced, our board of directors suspended the primary portion of our public offering as of April 30, 2020, although we continued to process subscriptions through May 30, 2020 pursuant to previously disclosed procedures. As of September 10, 2020, we had received gross offering proceeds of approximately $255.9 million, consisting of approximately $133.7 million from the sale of approximately 5.4 million Class A shares, approximately $97.0 million from the sale of approximately 4.0 million Class T shares, and approximately $25.2 million from the sale of approximately 1.1 million Class W shares, including shares issued pursuant to our distribution reinvestment plan. We intend to continue to offer Class A, Class T, and Class W shares in our public offering pursuant to our distribution reinvestment plan. As of September 10, 2020, approximately $839.1 million in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan. Pursuant to applicable SEC rules, our public offering will terminate on September 13, 2020 (the “Termination Date”). We also reserve the right to terminate the public offering at any time prior to the Termination Date.

On July 30, 2020, we filed with the SEC a Registration Statement on Form S-3, which registered up to an additional $50 million in shares under our distribution reinvestment plan (our “DRP Offering”). The DRP Offering may be terminated at any time upon 10 days’ prior written notice to stockholders.

F-1

Update to the TCF Loan

As previously disclosed, we, through four special purpose entities (the “Original Borrowers”), entered into an approximately $31.5 million financing with TCF National Bank (“TCF”) as lender pursuant to a term loan (the “TCF Loan”). On September 2, 2020, we, the Original Borrowers, and TCF amended the TCF Loan by adding an additional borrower to the TCF Loan and an additional property as collateral securing the TCF Loan in exchange for an increase to the loan commitment (the “Loan Amendment”).

Pursuant to the Loan Amendment, one of our special purpose entities owning an unencumbered property joined in and assumed the TCF Loan as a co-borrower and pledged its property as additional collateral for the TCF Loan. In exchange, we received an increase of approximately $9.2 million to the loan commitment, which we immediately drew (the “Additional Proceeds”), for an aggregate commitment of approximately $40.8 million and a total outstanding loan balance of approximately $40.2 million. We remain a limited recourse guarantor with respect to the TCF Loan during the initial term. Other than as described in the foregoing, none of the other material terms of the TCF Loan were changed by the Loan Amendment. We used the Additional Proceeds to pay down the outstanding balance on our revolving loan with KeyBank, National Association.

Update to Our Risk Factors

The following hereby replace the risk factor captioned “If we breach covenants under our Revolving KeyBank Credit Facility, our CMBS Loan, or our TCF Loan, we could be held in default under such loans, which could accelerate our repayment date and materially adversely affect the value of our stockholders’ investment in us” and the risk factor captioned “Discontinuation, reform, or replacement of LIBOR may adversely affect the amount of interest that we pay on our variable rate debt” under the “Risk Factors — Risks Associated with Debt Financing” section of our prospectus.

If we breach covenants under our Revolving KeyBank Credit Facility, our CMBS Loan, or our TCF Loan, we could be held in default under such loans, which could accelerate our repayment date and materially adversely affect the value of our stockholders’ investment in us.

On June 27, 2019, we entered into an amended and restated credit agreement (the “Revolving KeyBank Credit Facility”) with KeyBank with a maximum credit facility size of approximately $300 million; on January 31, 2020, we entered into a $40.5 million CMBS financing with KeyBank (the “CMBS Loan”); and on March 30, 2020, we entered into a term loan agreement (the “TCF Loan Agreement”) with TCF National Bank (“TCF”) for up to $31.5 million (the “TCF Loan”), as increased to $40.8 million pursuant to the Loan Amendment. As of June 30, 2020, the Revolving KeyBank Credit Facility is secured by cross-collateralized first mortgage liens or first lien deeds of trust on 11 of our properties, and the CMBS Loan is secured by first mortgages liens or first lien deeds of trust on seven of our properties. As of September 2, 2020, the TCF Loan is secured by first mortgage liens or first lien deeds of trust on five of our properties. Each loan imposes a number of affirmative, negative and, in some cases, financial covenant requirements on us. If we should breach certain of those covenant requirements or otherwise default on these loans, KeyBank or TCF could accelerate our repayment dates. If we do not have sufficient cash to repay these loans at the time of a default, KeyBank or TCF could foreclose on the properties securing such loans. Such foreclosure could result in a material loss for us and would adversely affect the value of our stockholders’ investment in us.

Discontinuation, reform, or replacement of LIBOR may adversely affect the amount of interest that we pay on our variable rate debt.

Borrowings under our Revolving KeyBank Credit Facility and our TCF Loan are at variable rates of interest, primarily based on the London Interbank Offered Rate for deposits of U.S dollars (“LIBOR”). The Revolving KeyBank Credit Facility has approximately $44 million outstanding as of September 4, 2020 and a maximum credit facility size of $300 million. The Revolving KeyBank Credit Facility is a revolving loan with an initial term of three years, maturing on June 27, 2022, with two one-year extension options. The TCF Loan has

F-2

approximately $40.2 million outstanding as of September 2, 2020 and a maximum loan amount of $40.8 million. The TCF Loan is a term loan with an initial term of three years, maturing on March 30, 2023, with two one-year extension options. In July 2017, the United Kingdom Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. LIBOR tends to fluctuate based on general interest rates, rates set by the U.S. Federal Reserve Board and other central banks, the supply of and demand for credit in the London interbank market, and general economic conditions. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. If LIBOR ceases to exist after 2021, the Administrative Agent and the Borrowers under our Revolving KeyBank Credit Facility will cooperate in establishing an alternate rate of interest, which we would expect to be comparable to LIBOR on a historical basis prior to such determination. However, during the time that an alternate rate of interest is determined, we will be limited in our ability to draw upon Eurodollar Loans and would be required to draw upon ABR Loans. See Note 5 to our financial statements under the heading “Secured Debt—Revolving KeyBank Credit Facility,” included in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this prospectus. Similarly, if LIBOR ceases to exist after 2021, the Administrative Agent and the Borrowers under the TCF Loan will cooperate in establishing an alternate rate of interest, which we would expect to be comparable to LIBOR on a historical basis prior to such determination. In addition, the U.S. Federal Reserve Board, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated with a broad set of short-term repurchase agreements backed by treasury securities. It is not possible to predict the effect of the foregoing, including any related reforms or the establishment of alternative reference rates in the U.S. or elsewhere. To the extent these interest rates increase, our interest expense will increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected.

September 2020 Distribution Authorization

On August 24, 2020, our board of directors declared a daily distribution rate for the month of September 2020 of approximately $0.00427 per day per share on the outstanding shares of common stock payable to Class A, Class T, and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on September 1, 2020 and ending September 30, 2020. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.00361 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.00396 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

F-3